EXHIBIT 99.2

FORM OF LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS

PRO-DEX, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders

of Pro-Dex, Inc.

[●], 2014

Dear Stockholder:

Enclosed are materials relating to a rights offering by Pro-Dex, Inc., a Colorado corporation (“we,” “us,” “our,” or the “Company”), including the Prospectus dated [●], 2014 (the “Prospectus”). Please carefully review the Prospectus, which describes how you can participate in the rights offering.  You will be able to exercise your subscription rights to purchase shares of our common stock, no par value per share, only during a limited period.  Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers Relating to the Rights Offering” in the Prospectus.  Any prospective purchaser of shares of our common stock pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

In the rights offering, we are offering an aggregate of 1,473,684 shares of common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on April 25, 2014 (the “Expiration Time”).

As described in the Prospectus, you will receive 0.44075 subscription rights for each share of common stock owned at 5:00 p.m., New York City time, on March 20, 2014 (the “Record Date”). Each whole subscription right will allow you to subscribe for one (1) share of common stock (the “subscription privilege”) at the cash price of $1.90 per full share (the “subscription price”). For example, if you owned 1,000 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 440.75 subscription rights and would have the right to purchase 440 shares of common stock (rounded down to the nearest whole share, with the total subscription payment being adjusted accordingly, as discussed below) at the subscription price.

In connection with the rights offering, we have entered into a Standby Purchase Agreement with AO Partners, LLC (together with its permitted designees under the Standby Purchase Agreement, “AO Partners”) and Farnam Street Capital, Inc. (together with its permitted designees under the Standby Purchase Agreement, “Farnam Street Capital”). If any subscription rights remain unexercised after the expiration of the rights offering, AO Partners and Farnam Street Capital (the “Standby Purchasers”) have agreed to purchase, at the subscription price, in a private transaction separate from the rights offering, any and all shares of common stock not subscribed for by the Company’s shareholders pursuant to the exercise of their subscription privileges (subject to reduction as a result of Tax Attribute Considerations as described in the Prospectus). No fees or other consideration will be paid by the Company to the Standby Purchasers in exchange for its commitment to purchase any and all unsubscribed shares of common stock following the rights offering.

You are not required to exercise any or all of your subscription rights. If you do not exercise your subscription rights and the rights offering is completed, the number of shares of our common stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease because shares will be purchased by other shareholders in the rights offering and/or by the Standby Purchasers. Your percentage ownership of our voting stock may also decrease if you do not exercise your subscription privilege in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus.

As described in the Prospectus, the Company may, in its sole discretion, cancel the rights offering at any time and for any reason. The number of shares subscribed for by you pursuant to the rights offering is subject to reduction as a result of Tax Attribute Considerations as described in the Prospectus.

The subscription rights are evidenced by a Non-Transferable Subscription Rights Certificate issued to shareholders of record and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Non-Transferable Subscription Rights Certificate;
3.	Instructions as to Use of Pro-Dex, Inc. Non-Transferable Subscription Rights Certificates; and
4.	A return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to the subscription privilege. The subscription agent must receive the Non-Transferable Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. If you send your Non-Transferable Subscription Rights Certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to issue shares of our common stock to you if the subscription agent receives your Non-Transferable Subscription Rights Certificate or your subscription payment after that time, regardless of when the Non-Transferable Subscription Rights Certificate and subscription payment were sent. See “The Rights Offering—Expiration Time and Date; Closing” in the Prospectus.

Once you have exercised your subscription privilege, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the subscription agent for the rights offering, by calling (855) 793-5068 (toll-free). Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,

Pro-Dex, Inc.